

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 7, 2016

Robert F.X. Sillerman
Chief Executive Officer
Function (X) Inc.
902 Broadway, 11th Floor
New York, NY 10010

> **Re:** **Function (X) Inc.**
> **Registration Statement on Form S-1**
> **Filed August 11, 2016**
> **File No. 333-213084**

Dear Mr. Sillerman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You seek to register up to 74,444,471 shares of common stock underlying convertible debentures and warrants on the behalf of selling stockholders. We note that this amount exceeds the number of public shares of your common stock held by non-affiliates and also exceeds the total number of your outstanding common stock. Accordingly, it is appears that your offering may be an indirect primary offering ineligible for an at-the-market offering under Rule 415(a)(1)(x). Please provide us with a detailed legal analysis as to why you believe you are eligible to register this transaction as a delayed or continuous secondary offering under Rule 415. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division's

       Compliance and Disclosure Interpretations for Securities Act Rules available on our website.

2.   Please advise us the timing of your proposed 20-for-1 reverse stock split proposed in Item 1 of your definitive information statement filed on August 19, 2016. If the reverse stock split will be consummated prior to the effectiveness of your registration statement, please revise share and per share amounts retroactively throughout your registration statement and financial statements and notes.

3.   Please update your registration statement to address any material changes since filing. We note, for example, that you entered into a new Note Exchange Agreement with affiliates of your CEO Robert F.X. Sillerman to comply with Nasdaq listing requirements regarding minimum stockholders' equity, you received a letter from Nasdaq that you are no longer in compliance with the majority of independent directors requirement, and that you are seeking authorization for a 20-for-1 reverse stock split. Also, please advise us how the Note Exchange Agreement filed with your Form 8-K on August 22, 2016 affects the recapitalization of debt held by affiliates of Mr. Sillerman, as proposed in Item 2 of your definitive information statement filed on August 19, 2016.

4.   In your definitive information statement filed on August 19, 2016, you disclose that should all of the shares of common stock underlying convertible debt, warrants, and convertible preferred stock, and common stock that may be issued to retire debt related to MGT Sports, Inc. occurs, public shareholders may only hold 3.1% of the total shares of common stock outstanding on a post-conversion basis. Please revise where appropriate to describe this possible dilution to current public shareholders that may result from these conversions or future issuances of common stock similar to the "Dilution" section in your information statement.

Selling Stockholders, page 19

5.   Please revise your selling stockholder table to disclose the maximum number of shares common stock each selling stockholder may receive upon conversion or exercise of their convertible debentures or warrants at the lowest conversion stock price.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services

cc: Aron Izower, Esq.
        Reed Smith LLP